Kevin L. Crudden

General Counsel

(952) 540-3050	Phone
(952) 674-4444	Fax
kcrudden@digitalriver.com	Email

June 20, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 4561

Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 000-24643

Dear Mr. Krikorian:

On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated June 6, 2011 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.

RESPONSE TO STAFF COMMENTS

The Company acknowledges the Staff’s comments and respectfully submits the following responses. The text of the Staff’s comments has been reproduced below, for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

Comment 1. Refer to the first paragraph of this section wherein you describe the reasons for the changes in revenue between 2010 compared to 2009 and 2008, respectively. Presuming

Securities and Exchange Commission

June 20, 2011

that you are referring to 2010 compared to 2009 when you state that revenue decreased by “$89.6 million compared to the prior year,” you do not quantify the offsetting increases that lessened the impact of the Symantec loss. For example, you disclose that “excluding Symantec, revenue increased 17.0% for 2010, compared to the prior year.” You also disclose five further drivers of changes in revenue between 2009 and 2010: increased traffic, growth in the number of consumer electronic clients, growth in [y]our digital software business and expanded strategic marketing activities with a larger number of clients, all of which were partially offset for foreign currency losses between the years.

a.	Where two or more sources of a material change have been identified the dollar amounts for each source that contributed to the change should be disclosed. In this regard, please ensure that your disclosures throughout this section quantify and describe significant components and sources that contributed to a material change. For example, consider disclosing the amount of revenue arising from your Microsoft arrangements that offset some of the revenue loss as it appears to be a material driver of changes in net revenue during the periods presented. Refer to Section III.B of SEC Release 33-8350.

b.	Further, you did not provide explanations or quantifications for the changes in revenue between 2008 and 2009. Refer Item 301, Instructions to Paragraph 303(A) of Regulation S-K.

c.	The comment also applies to your discussion of Results of Operations included in your reports on Forms 10-Q. In this regard, for the quarterly period ended March 31, 2011, you disclose a decrease in current quarter revenue of $10.2 million due to the loss of Symantec and offsetting increases in revenue due to the same five components noted above in relation to your annual revenue changes. Ensure future filings appropriately quantify these changes, including the quantification of revenue attributable to Microsoft arrangements.

Response 1. We will include in future filings, discussion of year-to-year changes in revenues for all periods covered by the report. The discussion will include appropriate quantification of sources of a material change. We respectfully submit, however, that the certain drivers of change historically identified overlapped and are not discretely quantifiable. For example, increased traffic is due in part to growth in the number of consumer electronic clients as well as expanded marketing activities with a larger number of clients. We will include, in future filings, all material drivers of change that can be identified and quantified with our financial reporting systems.

Liquidity and Capital Resources, page 41

Comment 2. We note from your risk factor disclosures that a “significant portion of your cash and marketable securities are held in non-U.S. domiciled countries, primarily Ireland and Germany.” Please tell us what consideration you have given to disclosing the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this

Securities and Exchange Commission

June 20, 2011

regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response 2. We disclosed the amount of our foreign subsidiaries’ undistributed earnings and the estimated potential income tax impact of repatriating the undistributed earnings in Note 7 to our Consolidated Financial Statements, which are included in Item 15. Exhibits and Financial Statement Schedules. In future filings, we will include a cross-reference to this note in our discussion of Liquidity and Capital Resources.

As disclosed in Note 7 to our Consolidated Financial Statements, we do not presently intend to repatriate undistributed earnings of our foreign subsidiaries and therefore do not consider the potential income tax impact of repatriating such undistributed earnings to be a significant factor with respect to our liquidity requirements. Our cash on hand in the US and our access to capital markets within the US provide sufficient liquidity for our presently planned needs within the US. We plan to reinvest the undistributed earnings of our foreign subsidiaries outside the US. We disclosed this position in Note 7 to our Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Litigation, page 86

Comment 3. We note your statement that “because of the uncertainty inherent in litigation, it is possible that unfavorable resolutions of these lawsuits, proceedings and claims could exceed the amount we have currently reserved for these matters.” Please clarify whether this statement means that a loss in excess of the amount reserved is reasonably possible. Explain how the use of “possible” is consistent with the ranges outlined in ASC 450-20 and the related disclosure requirements.

Response 3. The statement cited in your comment and the use of the term “possible” indicate that certain aspects of litigation are outside our control and we cannot ensure that the likelihood of a loss in excess of the amount we have reserved is remote. However, we do not expect that the effect of such a change would be material to our financial statements. We will revise our disclosures in future filings in response to this Comment 3 and Comment 4. See the response to Comment 4, below.

Comment 4. You state that the outcome of various matters will not have a “material adverse effect” on your “business [sic], consolidated financial position, results of operations, or cash flows.” It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Also, it is unclear whether you omitted the statement of comprehensive income and statement of changes in owners’ equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

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June 20, 2011

Response 4. The phrase “material adverse” is not intended to represent a threshold any different from the term “material.” We respectfully submit that, in the context of disclosures of loss contingencies, the addition of the word “adverse” does not alter the meaning of “material” or otherwise make it unclear. In regard to the omission of explicit references to the statement of comprehensive income and statement of changes in owners’ equity, we note the following: (i) The reference to our results of operations encompasses our statement of operations (i.e., statement of comprehensive income). (ii) The references to our consolidated financial position (i.e., balance sheet), results of operations, and cash flows address the financial measures that we believe are most meaningful to readers of our financial statements; the absence of a reference to our statement of stockholders’ equity (i.e., statement of changes in owners’ equity) was not intended to signal that the outcome of litigation would have a different effect on stockholders’ equity than on our financial condition, results of operations or cash flows.

In future filings, we will revise our disclosures to ensure they provide information in the context of that which is material to our financial statements. We anticipate that the modified disclosure would be substantially as follows (subject to further modification if we reach a different assessment of the likelihood of an unfavorable outcome of litigation or other proceedings):

“We are subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the final outcome of these matters is currently not determinable, we believe there is no ordinary course litigation pending against us that is likely to have, individually or in the aggregate, a material effect on our consolidated financial position, results of operation, stockholders’ equity or cash flows.”

12. Segment Information, page 89

Comment 5. We note that you “view [y]our operations and manage [y]our business as one reportable segment. “ You also refer “factors used to identify [y]our single operating segment.” Please demonstrate how you have determined that you have a single operating segment. In this regard, we note significant discussion in your periodic Earnings Conference calls and various conference presentations suggesting distinct product groups with differing revenue contributions, growth rates, margins and outlooks. In this regard, it appears that Software, Consumer Electronics (CE), Games and World Payments have emerged as separate vertical spaces that are discussed independently of the company’s performance as a whole during your presentations.

Please explain how your chief operating decision maker (CODM) can assess performance and make decisions regarding the allocation of resources by viewing operations at a single segment level. Tell us whether the CODM and/or the Board of Directors receives information by vertical space, and if so, what this information consists of.

Securities and Exchange Commission

June 20, 2011

Response 5. We respectfully advise the Staff that we considered the requirements of ASC 280-10-50 in concluding that we operate a single operating segment, providing outsourced e-commerce solutions. The market categories referred to in our disclosures – Software, Consumer Electronics (CE), Games and World Payments – are markets in which our customers operate and to which we tailor our selling efforts. We provide customers in each of these market categories a similar range of services, often using the same core e-commerce platform. The nature of the internal processes we use in providing these services are similar (and interchangeable) across each of the markets we serve. Our facilities are generally not limited or dedicated to any particular market category. Some of our customers use our services in multiple market categories.

Our chief operating decision maker (“CODM”) is our Chief Executive Officer, Joel A. Ronning. Decisions about capital and resource allocations are determined by the CODM based on specific customer opportunities rather than by market category. The CODM reviews customer agreement terms and combined operating expense assumptions in deciding how to allocate company resources. The allocation of resources, or addition of incremental resources, is primarily driven by the addition of customers for our outsourced e-commerce solution. If additional resources are required, such resources are added based on our aggregate capacity requirements and are not based primarily on the unique assets or skills particular to a market category. The market categories are based on the products our customers or clients provide using primarily a shared e-commerce platform.

In assessing financial results, the CODM receives and reviews customer revenue performance information by market category and overall consolidated financial profit or loss information. Although there is some level of internal discrete financial reporting prepared for the various market categories, it exists only to a limited degree and does not include a measure of profit or loss by market category. Accordingly, this information is not the basis on which the CODM makes decisions regarding the allocation of company resources and as a result, we have not developed the financial systems and controls required to produce this information on a consistent, corporate-wide basis.

Since (a) there is significant commonality in the services we offer to our customers, (b) there is limited reliable discrete market-level financial information, and (c) the allocation of capital and resources is made by our CODM based on specific customer factors rather than by market-level data, we have concluded that we have one operating segment pursuant to ASC 280-10-50.

Securities and Exchange Commission

June 20, 2011

* * * * *

The Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely,

DIGITAL RIVER, INC.

By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission

Thomas M. Donnelly, President and Chief Financial Officer, Digital River, Inc.